February 3, 2006

United States
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 4561
Attention: Linda van Doorn

Re:	Innofone.com, Incorporated
Form 10-KSB for the year ended June 30, 2004
Filed October 13, 2004
File No. 000-31949

Dear Ms. van Doorn:

On behalf of Innofone.com, Incorporated (the “Company”), please find electronically transmitted herewith changes to the Company’s filing in response to your comments dated February 3, 2006. This response letter has been numbered to coincide with your comment letter.

Comment 1. Please confirm to us that you obtained manually signed audit reports included in your June 30, 2005 and June 30,2004 Forms 10-K/A filed on February 2, 2006 from your independent registered public accounting firm, at the time of the filing, in accordance with Rule 302 of Regulation S-T.

Response:
The Company received manually signed audit reports included in its June 30, 2005 and June 30, 2004 Forms 10-KSB/A filed on February 2, 2006 from its independent registered public accounting firm in accordance with Rule 302 of Regulation S-T. Copies of the signed reports are attached hereto.

The Company believes that they have responded to all of the Staff’s comments. If you have any questions or anything that I can do to facilitate your review, please let me know. Your anticipated cooperation is greatly appreciated.

Sincerely,

\s\ Arthur S. Marcus, Esq
Arthur S. Marcus, Esq.